UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63216/November 1, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14075

In the Matter of	:
	:
AMERECO, INC.,	: ORDER MAKING
AMERICAN ATLAS RESOURCES CORP.,	: FINDINGS AND
AMERICAN CLASSIC VOYAGES CO.,	: REVOKING REGISTRA-
AMERICAN CONSOLIDATED GROWTH CORP.,	: TIONS BY DEFAULT AS
AMERIKING, INC.,	: TO SIX RESPONDENTS
AMETECH, INC., and	:
AMPACE CORP.	:

       The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on September 29, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that the seven Respondents have securities registered with the Commission and have failed to file required periodic reports. Each Respondent was served with the OIP by October 5, 2010.

       On October 27, 2010, the Commission issued an order revoking the registration of each class of American Classic Voyages Co.'s, securities, pursuant to Exchange Act Section 12(j). See AMERECO, Inc., Exchange Act Release No. 63182. The remaining six Respondents are in default because they did not file an Answer, they did not participate in the telephonic prehearing conference held on October 27, 2010, and they have not otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Based on these facts, I find the following allegations in the OIP to be true as to them. See 17 C.F.R. § 201.155(a).

Findings of Fact and Conclusions of Law

       AMERECO, Inc. (AMERECO), Central Index Key (CIK) No. 793376, is an expired Utah corporation located in Englewood, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AMERECO is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of over $1.36 million for the prior nine months.

American Atlas Resources Corp. (American Atlas), CIK No. 752388, is a Delaware corporation located in Brighton, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).[1] American Atlas is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1998, which reported a net loss of $59,200 for the prior three months.

American Consolidated Growth Corp. (American Consolidated), CIK No. 812407, is a void Delaware corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Section 12(g). American Consolidated is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 1997. As of September 27, 2010, American Consolidated's stock (symbol "AMGC") was traded on the over-the-counter markets.

AmeriKing, Inc. (AmeriKing), CIK No. 1014599, is a Delaware corporation located in Westchester, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AmeriKing is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 1, 2002, which reported a net loss of over $18.7 million for the prior six months. On December 4, 2002, AmeriKing filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was converted to Chapter 7 and was still pending on September 27, 2010.

Ametech, Inc. (Ametech), CIK No. 1969, is an expired Oklahoma corporation located in Oklahoma City, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ametech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1997, which reported a net loss of $404,000 for the prior three months. On February 2, 1998, Ametech filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Oklahoma, which was terminated on February 14, 2002.

Ampace Corp. (Ampace), CIK No. 935678, is a void Delaware corporation located in Knoxville, Tennessee, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ampace is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form10-Q for the period ended September 30, 1998, which reported a net loss of over $1.64 million for the prior three months.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual

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[1] Samuel E. Wing of Jones & Keller, P.C., wrote to the Commission on October 6, 2010, that American Atlas did not object to revocation because the company was and is insolvent.

reports and domestic issuers to file quarterly reports. As a result of the foregoing, Respondents failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of AMERECO, American Atlas, American Consolidated, AmeriKing, Ametech, and Ampace is both necessary and appropriate for the protection of investors.

Order

I ORDER that the registration of each class of registered securities of AMERECO, Inc., American Atlas Resources Corp., American Consolidated Growth Corp., AmeriKing, Inc., Ametech, Inc., and Ampace Corp., is hereby REVOKED.

_____
Brenda P. Murray
Chief Administrative Law Judge